INVEST IN **MEETEM.COM**

Book Virtual Video Meetings with Celebrities, Famous Athletes and Professionals



meetem.com Charleston SC

Technology | Entertainment | Software | Crowdfunding | Saas

LEAD INVESTOR

Marc Williams

Howard is an enthusiastic, energetic leader who has developed a platform that will disrupt the market. He has spent his own money and time to develop a platform that is not speculative but is live and ready to grow. Business consulting and meet and greets are as old as the hills but, remarkably, Howard appears to be on the cutting edge by creating a video platform that is built into his site. That is important as MeetEm controls its own video destiny and is not beholden to third party video providers.

Invested $2,500 this round & $5,000 previously

Highlights

1. 🚀 Our encrypted video technology is developed, tested, and 100% market ready
2. ✅ No apps or software to download; we're an advanced virtual & encrypted browser-based technology
3. 💰 No monthly fees to users; Talent receives above-market 70% daily payouts
4. 📱 Optimized for all mobile devices, laptops, desktops, and iPads

4. 📱 Optimized for all mobile devices, laptops, desktops, and iPads

5. 💫 Seasoned & talented executive and tech team
6. 💸 $880B industry; aspire to be the Netflix & iTunes for booking virtual video meetings
7. Contact Founder Now: ceo@meetem.com
8. Schedule Live Presentation with Founder: https://calendly.com/meetem

Our Team



Howard Lee Gatch MeetE.com

My most impressive accomplishment is always maintaining honest business relations, integrity, and practicing good principals while raising two incredible boys ages 7 & 10 that are caring, compassionate, smart, and funny. :)

To allow famous past, present, and upcoming actors, athletes, celebrities, and professionals another avenue to safely generate revenue and virtually connect directly to their fans and clients all on one convenient and easy to use platform.



Martin Cintron Board Member & Consultant

Marty Cintron is the founder & lead singer of the internationally known music group No Mercy scoring Massive Billboard Hits “Where Do You Go”, “Please Don't Go”, “Hello-How Are You”, “When I Die”, & “Kiss You All Over.”



Angel Rodriguez Advisor & Consultant

President of Luke Records (Luke Campbell of 2LiveCrew) Latin Division CEO- AER Management (Artist Management & Music Consulting)



Paul Lewis VP of Talent Relations

A major player in the Music & Entertainment Industry for more than 40 years and former member of KC & The Sunshine Band.



Marc Williams Business Advisor

Former attorney who is now a business advisor.



Johnathan Royce Black Board Member & Entertainment Counsel

Practicing Attorney & Consultant in Entertainment Industry: Entertainment Industry clearances, Copyrights, Live performance administrative, Business Organization, Music Product management, marketing and distribution, Contract preparations.



Louis Bevilacqua Corporate Legal Counsel

Mr. Bevilacqua is the founding member of Bevilacqua PLLC (www.bevilacquapllc.com), a transactional corporate and securities law firm.



Elva Mason PR & Media Relations

Elva has worked in major law firms and as in-house counsel and has managed and continues to manage media for a host of experts and celebrities, who have appeared on national and international media.

Pitch

Founder explains MeetEm Business Model.


Founder explains business model of MeetEm
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HOWARD LEE GATCH
FOUNDER
Watch on YouTube


1
Limited Time Offering
Welcome
Book Video Meetings
with
Celebrities & Professionals.
Book One or Be One Now!
Let MeetEm be part of your Legacy!
Confidential and Proprietary.
2021 Copyright (c) by MeetEm.com. All Rights Reserved.


2
We are the
Pay-Per-Virtual
Meeting Platform
that connects
Celebrities &
Professionals to Paying
Clients and Fans.
No App or Software to Download

Clip of World Boxing Champion Ray "Merciless" Mercer talking about MeetEm Platform.


Inspiring CLIP Ray Mercer Wold Boxing Champion on MeetEm com
Copy link


Watch on YouTube
Howard Lee Gatch


3
Problem / Opportunity
01
There is no One-Stop shop to Browse & Book Pay-Per-Virtual Meetings with various types of Celebrities and Professionals.
02
Video chats such as Zoom, FaceTime, Skype, WhatsApp, etc.. are individual user and App based.
03
App stores take 30% off top of each video meeting when using for pay-per video chat.
04
It is inconvenient, confusing, & time consuming downloading various apps.
05
Everyone is always seeking more convenience and eagerly seeking new revenue opportunities to replace an array of pandemic business & income losses.
06
MeetEm is perfectly positioned to provide new and lucrative revenue streams while providing a currently non-existence browser based virtual video convenience to end users.
No App or Software to Download


4
Imagine a Netflix or iTunes
for Pay-Per-Virtual Meetings
Which Song Was the 10 Billionth Download on iTunes?


5
Solution
HOME
ABOUT
FAQ
BROWSE TALENT
JOIN
LOGIN
CONTACT
Addictions & Recovery
Automobiles
Build / Repair / Remodel
Business
Famous People
Financial
Fitness & Health
Legal
Life Coaching
Marketing / PR / Promo
Music Industry
Real Estate
Restaurants F/B
Social Media
Software
Spirituality
Technology
Tutoring
TV / Video / Film
Other Things


6
Solution
We Connect Celebrities, Consultants, & Experts
to Paying Clients & Fans Virtually!
How it Works



1.

Choose your MeetEm



2.

Choose a Day & Time



3.

Pay & Receive your Video Link

7

Untapped Pay-Per-Virtual Meetings Market

1

The traditional in-person business consulting market is a $800 Billion-Dollar industry globally.

2

3

Countless other untapped categories of everything else imaginable



There are well over 100,000 past and present famous people in sports, tv, music, social media, business, real estate, health, entrepreneurs, writers, authors, spiritual figures, etc...

8

Product / Platform

- Our encrypted browser based software is an extremely advanced real time video technology that works flawlessly on mobile phones, iPads, laptops, and desktops.
- We are partnered with Stripe as our payment processor and are a PCI Level 1 Service Provider, the highest level of payments certification available offering:



Regulatory licenses. 24x7 customer payment support. Comprehensive security. Payout setup. Loss liability. Fraud Reduction. 50+ countries Pay out. 135+ currencies. Global optimizations. Flexible funds routing. Payouts in 15+ currencies. Seller dashboards. Automatic card updater. KYC/AML Identity verification. Funds reclamation. Consumer wallets for faster checkouts with Apple Pay, Google Pay, and other popular digital wallets and iOS / Android SDKs easily and securely collect payment information with native libraries.

9

Competitive Advantages

1. 100% Market Ready
2. First to Market
3. Encrypted browser based technology
4. 70% Payouts to Talent
5. We are Not an App or App Store based
6. Independent of App stores rather than at their mercy
7. World Class Business & Tech Team
8. We are the Only encrypted browser based video platform offering Pay-Per-Virtual Meetings for celebrities and professionals all in one place

We are in position to move lighting fast, establish market share, and stay ahead of the future competitors.

10

Business Model

30% Profit to Platform

1

2

70% Profit to Talent

(Future) Consultants can pay platform to boost their profiles for higher visibility in categories

3

4

(Future) Side Bar & Footer Targeted Advertising on category, sub-category, & profile pages

5

(Future) Monthly membership plan for consultants to access members-only consulting requests posted by companies & individuals

11

Income Potentials

One Hour/60minutes per day = 12 (5min.) MeetEm's (hypothetically)

$100 per 5-minute session (average fee projection).

x One hour per day= 12 MeetEm's $1,200 hourly.
x Five hours per week = $6,000 weekly
x Twenty hours per month = $24,000 monthly to Talent
x 30% Platform Fee = $7,200 monthly.

500 Talents x $24,000 monthly earnings per Talent
= $12,000,000.00 monthly
x 30% Platform Fee = $3,600,000 monthly.



The financial projections included in this presentation, including those relating to our income and business model and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in our offering statement on Form C that has been made available to you through Wefunder. The financial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included in this presentation are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Neither we nor any other person or entity makes any representation or warranty as to the future income or profitability of our company or appreciation of an investment in our securities.

12

Traction



1.
Fully developed platform and software



2.
100% ready
for market



3.
Own Trademark on "MeetEm."



4.
Own PayPerVirtual.com & PayPerVirtuals.com



5.
Currently onboarding
Famous Talent

13

Execution



01
Onboard Current & Past Famous Talent

02
Launch National PR Campaign

03
Social Media Marketing

04
Launch our PROVEN VIRAL VIDEO

05
Continue Branding & Onboarding

06
Be the Largest one-stop Virtual Video Meeting Platform connecting paying Fans & Clients to Famous People & Professionals

14

Team

MeetEm is led by a small yet powerful team of seasoned business professionals with a deep pool of celebrity & executive relationships and


a hand picked elite software development team.
Howard Lee Gatch, Founder
20 year music industry veteran
15 years of tech & frontend development
Successful business owner and entrepreneur
Angel Rodriguez , Board Member
President of Luke Records (Luke Campbell of 2LiveCrew) Latin Division and the CEO- AER Artists Management who has worked with Pit Bull, Rick Ross, and many others
Marty Cintron, Board Member
Founder, lead singer, & producer of platinum group, No Mercy Successful entrepreneur and industry veteran
Paul Lewis, Board Member
President of RPM Entertainment
40 years of music and entertainment industry relations


14
Team
MeetEm is led by a small yet powerful team of seasoned business professionals with a deep pool of celebrity & executive relationships and a hand picked elite software development team.
Marc Williams, Board Member
General Business Counsel
President of Charleston Business Brokers
Graduate of the College of Charleston & University of South Carolina School of Law
John Royce Black, Board Member
Attorney & Consultant in Entertainment Industry and a specialist in clearances, Copyrights, Business Organization, Music Product management, marketing and distribution, Contract preparations.
Elva Mason Holland, PR
Attorney who has worked in major law firms and as in-house counsel and has managed and continues to manage media for a host of experts and celebrities, who have appeared on national and international media.
Louis Bevilacqua, Corporate Counsel
Founding member of Bevilacqua PLLC and a transactional corporate and securities law attorney.

Schedule Live Meeting with Founder https://calendly.com/meetem

Email Founder: ceo@meetem.com


15
Founder Contact
Please book a Virtual Video Meeting with our Founder for any questions & See our 100% Proof of Concept:
https://calendly.com/meetem
Howard Lee Gatch / ceo@meetem.com
MeetEm.com

Schedule Live Presentation with Founder https://calendly.com/meetem

Email Founder: ceo@meetem.com